FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 5th May 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DTR 3.1.4 R(1)(a)

Date of notification:	3 May 2011
Today’s date:	5 May 2011
Name of Issuer:	Royal Dutch Shell plc ("RDS")
Date of transaction:	29 April 2011

Name of Directors / PDMRs:

Directors and PDMRs who have interests in employee share plans (names listed below).

Nature of the transaction:

1)	The delivery of vested awards of RDS shares under the Deferred Bonus Plan (DBP). Awards dated 1 February 2008.
2)	The delivery of vested awards of RDS shares under the Long Term Incentive Plan (LTIP). Awards dated 1 February 2008.
3)	The delivery of vested awards of RDS shares under the Performance Share Plan (PSP). Awards dated 30 April 2008.
4)	Exercise of stock options in relation to one of the Group employee share plans.

Consideration for the transaction:

1-3)	No consideration has been paid by the relevant Director / PDMRs in respect of the delivery of the vested awards.
4)	Consideration paid upon exercise of the options or rights is the market value of the shares underlying the option or rights at the time of the grant(s).

Classes of security:

Royal Dutch Shell Class A - ordinary shares ("RDSA")
Royal Dutch Shell Class B - ordinary shares ("RDSB")
Royal Dutch Shell plc Class A - ADS ("RDS.A")

Director/PDMR:

1) DBP

Peter Voser	30,698	RDSA
Jeroen van der Veer	125,802	RDSA
Malcolm Brinded	71,278	RDSB

In accordance with the terms of the DBP, each Director/PDMR set out above received cash in lieu of shares on the basis of a share price of €26.12 (RDSA) and £23.27 (RDSB).

2) LTIP

Peter Voser	176,654	RDSA
Malcolm Brinded	205,080	RDSB

In accordance with the terms of the LTIP, each Director/PDMR set out above received cash in lieu of shares on the basis of a share price of €26.12 (RDSA) and £23.27 (RDSB).

3) PSP

Simon Henry	44,042	RDSB
Matthias Bichsel	43,927	RDSA
Hugh Mitchell	59,458	RDSB

In accordance with the terms of the PSP, each Director/PDMR set out above received cash in lieu of shares on the basis of a share price of €26.12 (RDSA) and £23.27 (RDSB).

Marvin Odum	47,375	RDS.A
Mark Williams	38,915	RDS.A

4) Stock Option

Mark Williams	5,063 RDS.A at USD 45.56

ADS stands for an American Depositary Share. ADR stands for an American Depositary Receipt. An ADR is a certificate that evidences ADSs.  ADSs are listed on the NYSE under the symbols RDS.A and RDS.B.  Each ADS represents two ordinary shares - two ordinary A shares in the case of  RDS.A or two ordinary B shares in the case of RDS.B.  In many cases the terms ADR and ADS are used interchangeably.

Note

Long Term Incentive Plan ("LTIP")

The LTIP is a performance based share plan under which Directors receive a conditional award of shares (“performance shares”). The actual number of performance shares which Directors could finally receive under the plan ranges from nil to two times the conditional award, subject to the performance of the Company over a period of at least three years. For the purposes of disclosure and maintenance of certain statutory records, the number of performance shares is taken to be one times the number of performance shares conditionally awarded. Performance shares attract dividends in the form of shares (“dividend shares”) and, whilst Directors could finally receive dividend shares based on two times the conditional award, such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded. Further details of the LTIP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2010.

Performance Share Plan ("PSP")

When awards are made under the LTIP other than to the Executive Directors the plan is called the Performance Share Plan. Simon Henry received awards under the PSP prior to his appointment as an Executive Director with effect from May 20, 2009. Further details of the PSP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2010.

Deferred Bonus Plan ("DBP")

The DBP requires that Executive Directors and Persons Discharging Managerial Responsibility invest no less than 25% of their annual bonus in deferred bonus shares. They may choose to invest up to 50% in such shares and the Plan provides for dividends in the form of shares (“dividend shares”) to be accrued on the deferred bonus shares. For the purposes of disclosure and maintenance of certain statutory records, the number of shares does not include any performance-related matching shares that may be earned in accordance with the plan rules applicable to each award, the number of such performance related matching shares being unknown until the performance criteria are assessed at the end of the performance period. Further details of the DBP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2010.

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

+44 (0)20 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 6 May 2011